Exhibit 99.1

United Maritime Reports Financial Results for the Period from Commencement of Operations (July 6, 2022) to September 30, 2022

Commencement Period Financial Highlights:

◾	Net revenues: $7.9 million
◾	Net income: $1.0 million
◾	EBITDA[1]: $2.9 million

Other Highlights and Q4 Guidance:

◾	$19 million approximate gain from the sale of two Aframax vessels at 50% over the vessels’ acquisition price, to be recognized in Q4
◾	Fleet Time Charter Equivalent (“TCE[1]”) average rate of $33,200 per day for 88% of Q4 days
◾	Time charter agreement for one of our LR2 tankers at a daily rate of $43,500 for Q1 2023
◾	$16 million in Stock Buybacks and redemption of convertible preferred shares

November 16, 2022 - Athens, Greece – United Maritime Corporation (“United” or the “Company”) (NASDAQ: USEA), announced today its financial results for the period from commencement of its operation on July 6, 2022 to September 30, 2022.

For the period from commencement of its operation to September 30, 2022, the Company generated Net Revenues of $7.9 million, while EBITDA was $2.9 million. Net Income for the period was $1.0 million. The daily Time Charter Equivalent (“TCE rate”) of the fleet was $23,639 for the period.

Cash and cash-equivalents, as of September 30, 2022, were $21.2 million. Shareholders’ equity at the end of the third quarter was $44.3 million. Long-term debt net of deferred charges was at $76.3 million.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“We are pleased to report United’s first financial results for its initial period of operations. Further to the successful spinoff from Seanergy Maritime and the commencement of trading on Nasdaq in July 2022, we completed the highly accretive acquisition of two Aframax and two LR2 tankers. The timing of the acquisitions was exceptional given the subsequent upsurge of tanker spot rates and accelerating tanker vessel values.

“Regarding United’s financial performance, the initial reporting period ending September 30, 2022, has been transitional given that the majority of our fleet was delivered towards the end of the period with limited contribution in our revenue stream. Nonetheless, we recorded net income of $1.0 million, on TCE revenue of $5.8 million, despite the significant predelivery expenses related to the acquisition of the four tankers. This was attributed to the operation of our single capesize vessel under a profitable time-charter at a gross daily rate of approximately $28,000, well above the respective spot rates, and the strong income stream of the tanker vessels following their delivery.

“In September we agreed to sell the two Aframax tankers, securing a gain of approximately $19 million, or more than 50% over their purchase price, within just a two-month period since the respective acquisitions. The significant profit from the sale of these two vessels is expected to be recorded in our fourth quarter results. This agreement is a testament to our investment strategy, focusing on value opportunities across the main shipping sub-sectors that may be highly rewarding for our shareholders.

1 EBITDA and TCE rate are not recognized measurements under U.S. generally accepted accounting principles, or U.S. GAAP. Please see the reconciliation below of EBITDA to net income and TCE rate to net revenues from vessels, in each case the most directly comparable U.S. GAAP measure.

“As regards to our commercial strategy, one of the two remaining LR2 product tankers is currently employed in the spot market, while the other is on a fixed rate time charter until March 2023. Given the favorable tanker market conditions and outlook, we expect both vessels to generate significant free cash flow. The time charter of our only capesize vessel runs at a fixed rate until the end of the year, supplementing the robust revenue stream of the tankers.  Looking to the next quarter, we have covered 88% of our ownership days at an average TCE of $33,200 per day.

“Furthermore, through two separate stock buyback programs we have repurchased approximately 3.3 million shares in the open market to date, at an average price of $1.81, for a total cash outflow of about $6.0 million. Through these buybacks, we have reduced the number of shares outstanding by approximately 24%. Given what we perceive to be the significant undervaluation of our common stock, we recently announced the initiation of a third $3.0 million buyback program. We have also decided to redeem the 6.5% Series C Preferred Shares issued to Seanergy Maritime in connection with the spin-off. This will increase the net income per share available to common shareholders, while eliminating the risk of potential dilution from outstanding share-linked instruments.

“On the financing front, the Company’s debt consists only of fixed-rate loans, providing protection against the rapid rise in interest rates; additionally, as a result of the increase in the values of the tanker vessels, our gearing is at moderate levels. Our cash reserves are strong, standing in excess of $3.00 per share as of September 30, 2022, or $4.80 per share, pro forma for the net proceeds following the sale of the two Aframax tankers and the redemption of the Series C Preferred Shares.

“Looking forward, our capital deployment strategy will be balanced between pursuing attractive investments in new vessels and rewarding our shareholders.”

Current Company Fleet:

Vessel Name	Sector	Capacity (DWT)	Year Built	Yard	Employment Type	Minimum T/C expiration	Maximum T/C expiration(1)
Gloriuship	Dry Bulk / Capesize	171,314	2004	Hyundai	T/C Index Linked(2)	Dec-22	Apr-23
Minoansea	Tankers / LR2	108,817	2008	SWS	Spot	N/A	N/A
Epanastasea	Tankers / LR2	109,647	2008	Dalian	Fixed Rate T/C(3)	Mar-23	Apr-23
Total/Average age		389,778	15.9

Held for Sale Fleet4:

Vessel Name	Sector	Capacity (DWT)	Year Built	Yard
Parosea	Tankers / Aframax	113,553	2006	Samsung
Bluesea	Tankers / Aframax	113,553	2006	Samsung
Total/Average age		227,106	16.6

(1)	The latest redelivery dates do not include any additional optional periods.

(2)
Chartered by Pacbulk Shipping and delivered to the charterer for an initial period of about 4 to about 7 months. Following various extensions, in December 2021, the T/C was further extended until minimum December 2022, up to maximum May 2023. The daily charter hire is based on the BCI and an FFA conversion option is embedded.

(3)
The vessel was delivered to the charterer on September 2, 2022, with an attached time-charter with A.D.N.O.C. and a remaining period of three months. In October 2022, the T/C was further extended until minimum March 2023, up to maximum April 2023. The daily charter hire is currently $26,500 increasing to $43,500 for the period from December 17, 2022, until the expiration.

(4)	The M/T Parosea was delivered to her new owners on November 8, 2022. The delivery of the M/T Bluesea is expected within November.

Fleet Data:

(Amounts in U.S. Dollars)
From July 6, 2022 to September 30, 2022
Ownership days (1)	248
Operating days (2)	244
Fleet utilization (3)	98.4%
TCE rate (4)	$23,639
Daily Vessel Operating Expenses (5)	$7,573

(1)
Ownership days are the total number of calendar days in a period during which the vessels in a fleet have been owned or chartered in. Ownership days are an indicator of the size of the Company’s fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(2)
Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to unforeseen circumstances. Operating days includes the days that our vessels are in ballast voyages without having finalized agreements for their next employment.

(3)	Fleet utilization is the percentage of time that the vessels are generating revenue and is determined by dividing operating days by ownership days for the relevant period.

(4)
TCE rate is defined as the Company’s net revenue less voyage expenses during a period divided by the number of the Company’s operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. The Company includes the TCE rate, a non-GAAP measure, as it believes it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists the Company’s management in making decisions regarding the deployment and use of our vessels and because the Company believes that it provides useful information to investors regarding our financial performance. The Company’s calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles the Company’s net revenues from vessels to the TCE rate.

(In thousands of U.S. Dollars, except operating days and TCE rate)

From July 6, 2022 to September 30, 2022
Net revenues from vessels	7,852
Less: Voyage expenses	2,084
Time charter equivalent revenues	5,768
Operating days	244
TCE rate	$23,639

(5)
Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses, excluding pre delivery costs of acquired vessels, by ownership days for the relevant time periods. The Company’s calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles the Company’s vessel operating expenses to daily vessel operating expenses.

(In thousands of U.S. Dollars, except ownership days and Daily Vessel Operating Expenses)

From July 6, 2022 to September 30, 2022
Vessel operating expenses	2,179
Less: Pre-delivery expenses	301
Vessel operating expenses before pre-delivery expenses	1,878
Ownership days	248
Daily Vessel Operating Expenses	$7,573

Net Income to EBITDA Reconciliation:

(In thousands of U.S. Dollars)
From July 6, 2022 to September 30, 2022
Net income attributable to common shareholders	889
Add: Interest and finance costs, net	948
Add: Depreciation and amortization	946
Add: Dividends on series C preferred shares	139
EBITDA	2,922

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) represents the sum of net income / (loss), net interest and finance costs, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP.

EBITDA is presented as we believe that this measure is useful to investors as a widely used means of evaluating operating profitability. EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. This non-GAAP measure should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.

Interest and Finance Costs to Cash Interest and Finance Costs Reconciliation:

(In thousands of U.S. Dollars)

From July 6, 2022 to September 30, 2022
Interest and finance costs, net	(948)
Add: Amortization of deferred finance charges and other discounts	128
Cash interest and finance costs	(820)

Fourth Quarter 2022 TCE Guidance:

As of the date hereof, approximately 88% of the Company fleet’s expected ownership days in the fourth quarter of 2022 have been fixed at an estimated TCE of approximately $33,2002.  Our TCE guidance for the fourth quarter of 2022 includes the conversion of an index-linked charter to fixed for the Gloriuship.

2 This guidance is based on certain assumptions and there can be no assurance that these TCE estimates, or projected utilization will be realized. TCE estimates include certain floating (index) to fixed rate conversions concluded in previous periods. Spot estimates are provided using the load-to-discharge method of accounting. Over the duration of the voyage (discharge-to-discharge) there is no difference in the total revenues and costs to be recognized. The rates quoted are for days currently contracted. Increased ballast days at the end of the quarter will reduce the additional revenues that can be booked based on the accounting cut-offs and therefore the resulting TCE will be reduced accordingly.

Third Quarter and Recent Developments:

Share Buybacks

In September and October 2022, the Company completed two share buyback plans, repurchasing approximately 3.3 million common shares at an average price of $1.81 per share for a total amount of $6.0 million.

In October, as previously announced, the Board of Directors authorized an additional share buyback plan, under which the Company may repurchase up to $3.0 million of its outstanding common shares in the open market through the period ending March 31, 2023.

Redemption of the $10 million 6.5% Series C Cumulative Convertible Perpetual Preferred Shares

A special independent committee of the Company’s Board of Directors has authorized the redemption of the Series C Preferred Shares issued to Seanergy Maritime in connection with the spin-off in order to provide working capital to United. Pursuant to the terms of the Series C Preferred Shares, the Company has the right, at its option, to redeem the shares at 105% of face value plus accrued and unpaid dividends to the date of redemption. The redemption is expected to take place in the fourth quarter of 2022.

Vessel transactions and commercial updates

Aframax Tankers (M/T Parosea and M/T Bluesea)

In August 2022, the Company took delivery of the two 113,553 dwt Aframax tankers, built in 2006 in South Korea, which were renamed M/T Parosea and M/T Bluesea. The two vessels entered a leading Aframax tanker pool tracking the earnings of the spot market.

In September 2022, the Company entered into two separate definitive agreements with an unaffiliated third party for the sale of the two vessels. The M/T Parosea was delivered to her new owners on November 8, 2022, and the M/T Bluesea is expected to be delivered to her new owners within November 2022.

LR2 Tankers (M/T Minoansea and M/T Epanastasea)

In August 2022, the Company took delivery of the 108,817 dwt LR2 tanker, built in 2008 in China, which was renamed M/T Minoansea. The vessel has been deployed since then in the spot freight market.

In September 2022, the Company took delivery of the 109,647 dwt LR2 tanker, built in 2008 in China, which was renamed M/T Epanastasea. The vessel was delivered with a T/C attached for a remaining period of three months at a gross daily rate of $26,500. In October 2022, the T/C was extended until minimum March 26, 2023, up to maximum April 2023. The daily charter hire after the extension, starting on December 17, 2022, is fixed at $43,500.

Financing Updates

Underwritten Public Offering

In July 2022, United completed an underwritten public offering of 8,000,000 units at a public offering price of $3.25 consisting of (i) one common share (or one pre-funded warrant in lieu of one common share) and (ii) one Class A warrant to purchase one common share at an exercise price of $3.25. The gross proceeds of the offering were approximately $26.0 million.

Four Tankers Facility

In August 2022, the Company successfully concluded a new facility of $63.6 million to partially finance the acquisition of four tankers, on a fixed rate of 7.90% per annum. The facility has a term of 18 months after the drawdown of the last tranche and would amortize through three quarterly instalments averaging $4.0 million commencing nine months from the drawdown date, followed by a $51.6 million balloon payable at maturity.

Regarding the two Aframax tanker  sales, the Company shall prepay the respective tranches upon the delivery of each vessel, for an aggregate amount of $32.4 million. The outstanding amount of the facility will stand at $31.2 million, with the average of three instalments reduced to $2.0 million followed by a $25.2 million balloon payment at maturity.

M/V Gloriuship Facility

In August 2022, we concluded the refinancing of $14.0 million of our existing facility at an improved fixed rate of 7.90% per annum, reduced from 10.5% per annum. The facility has a term of 18 months and will amortize through three quarterly instalments of $1.0 million each commencing nine months from the refinancing date, followed by a $11.0 million balloon payable at maturity.

In connection with the sale of the two Aframax tankers, the Company has agreed to prepay $2.0 million against the M/V Gloriuship Facility. An amount of $1.0 million was prepaid at the delivery of the first tanker and was applied against the balloon of the facility. The remaining $1.0 million will be prepaid at the delivery of the second tanker and will be applied equally against the next two instalments of the facility. Following the completion of prepayments, the outstanding amount of the facility will be $12.0 million.

Update on Number of Common Shares Issued and Outstanding

As of November 14, 2022, the Company has 7,222,213 common shares issued and outstanding.

Conference Call:

The Company’s management will host a conference call to discuss the financial results today, Wednesday, November 16, 2022 at 10:00 a.m. Eastern Time.

Audio Webcast:

There will be a live, and then archived, webcast of the conference call through the Company’s website. To listen to the archived audio file, visit our website, in the “Investors” section. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast, following this link.

Conference Call Details:

Participants have the option to register for the call using the following link. You can use any number from the list or add your phone number and let the system call you right away.

United Maritime Corporation
Unaudited Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

September 30, 2022
ASSETS
Cash and cash equivalents	21,215
Vessels, net and vessels held for sale	98,202
Other assets	8,645
TOTAL ASSETS	128,062

LIABILITIES AND STOCKHOLDERS’ EQUITY
Long-term debt	76,281
Other liabilities	7,508
Stockholders’ equity	44,273
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	128,062

United Maritime Corporation
Unaudited Condensed Consolidated Statements of Operations
 (In thousands of U.S. Dollars, except for share
and per share data, unless otherwise stated)

From January 20, 2022 (date of inception) to September 30, 2022
Vessel revenue, net	7,852
Expenses:
Voyage expenses	(2,084)
Vessel operating expenses	(2,179)
Management fees	(230)
General and administrative expenses	(442)
Depreciation and amortization	(946)
Operating income	1,971
Other income / (expenses):
Interest and finance costs, net	(948)
Other, net	5
Total other expenses, net:	(943)
Net income	1,028
Dividends on series C preferred shares	(139)
Net income attributable to common stockholders	889

Net income per common share, basic	0.24
Net income per common share, diluted	0.14
Weighted average number of common shares outstanding, basic	3,682,695
Weighted average number of common shares outstanding, diluted	6,639,101

United Maritime Corporation
Unaudited Condensed Consolidated Cash Flow Data
 (In thousands of U.S. Dollars)

From January 20, 2022 (date of inception) to September 30, 2022
Net cash provided by operating activities	1,893
Net cash used in investing activities	(19,604)
Net cash provided by financing activities	38,926

About United Maritime Corporation

United Maritime Corporation is an international shipping company specializing in worldwide seaborne transportation services. Following the disposal of its two recently-sold vessels, the Company will operate a fleet of two tanker vessels and one dry bulk vessel with an aggregate cargo carrying capacity of 389,778 dwt.

The Company is incorporated under the laws of the Republic of the Marshall Islands and has executive offices in Glyfada, Greece. The Company’s common shares trade on the Nasdaq Capital Market under the symbol “USEA”.

Please visit the Company’s website at: www.unitedmaritime.gr

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as “may”, “should”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates” and variations of such words and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; the impact of changes in regulatory requirements or actions taken by regulatory authorities on the Company’s operating or financial results; the Company’s financial condition and liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; increased operating costs associated with vessel aging; vessel damage; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; dependence on affiliates of the Company’s former parent and third-party managers to operate the Company’s business; availability of crew, number of off-hire days, classification survey requirements and insurance costs; changes in the Company’s relationships with contract counterparties; potential liability from future litigation and incidents involving the Company’s vessels; broader market impacts arising from war (or threatened war) or international hostilities, such as between Russia and Ukraine; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for crude oil, petroleum products, dry bulk products, other types of products and the transportation thereof; and other factors listed from time to time in the Company’s filings with the SEC, including its registration statement on Form 20-F. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

United Investor Relations
Tel: +30 213 0181 522
E-mail: ir@usea.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1540
New York, NY 10169
Tel: (212) 661-7566
E-mail: usea@capitallink.com